                                                             The Valley Forge Fund, Inc

                                                            1375 Anthony Wayne Drive

                                                                 Wayne, PA 19087

                                   Management Statement Regarding Compliance With Certain

                                         Provisions of the Investment Company Act of  1940

We, as members of management of The Valley Forge Fund, Inc.(the"Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17-f2, "Custody of Investments by

Registered Management Investment Companies," of the investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17-f2 as of October 3, 2007 and from January 2, 2007 through

October 3, 2007.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17-f2 of the investment Company Act of 1940 as of October 3, 2007 and from January 27, 2007 through October 3, 2007 with respect to securities reflected in the investment account of the Company.

The Valley Forge Fund, Inc.

By:

/s/ Bernie Klawans

Bernard B. Klawans

President